UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Deutsche Telekom Supervisory Board appoints Reinhard Clemens to the Board of Management

Sep 29, 2007

In its meeting today, Deutsche Telekom’s Supervisory Board appointed Reinhard Clemens a Member of the Group Board of Management effective December 1, 2007, and the new Board member in charge of Business Customers with responsibility for Deutsche Telekom’s T-Systems subsidiary. Following Lothar Pauly’s departure, Karl-Gerhard Eick, Deutsche Telekom’s CFO and Deputy Chairman of the Board of Management, had assumed these Board tasks on an acting basis in mid-2007.

“Clemens is a renowned expert in the key account and ICT businesses. His experience and international orientation, accompanied by his keen focus on success will strengthen the power of T-Systems and leadership of Deutsche Telekom”, emphasized Klaus Zumwinkel, Chairman of the Supervisory Board. Chairman of the Board of Management, René Obermann, added: “Clemens completes our Board of Management team on a professional and personal manner in an excellent way and will provide our network-centric system business with new growth momentum.”

Since 2003, Reinhard Clemens, 47, has been Chairman of the Managing Board of EDS Holding GmbH as well as Regional President of the EMEA Central Region where he was primarily in charge of business operations, sales and strategy. Prior to this, he was the Board member responsible for overall sales at Systematics AG, which was acquired by EDS in 2001. He subsequently shaped the integration and realignment of EDS within the Central Region.

DEUTSCHE TELEKOM AG

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: October 1, 2007